Exhibit 99.1

PRESS RELEASE

October 6, 2015	2015-22
For Immediate Release	TSX-V: JAG

Jaguar Reports Q3 2015 Gold Production

•	24,406 ounces of gold were sold in Q3 2015, compared to 22,681 ounces in Q3 2014
•	25,235 ounces of gold were produced in Q3 2015, compared to 22,374 ounces in Q3 2014
o	Turmalina produced 13,994 ounces of gold in Q3 2015 compared to 11,336 ounces in Q3 2014
o	Caeté produced 11,241 ounces of gold in Q3 2015 compared to 11,038 in Q3 2014
•	Jaguar targets 2015 annual gold production of approximately 92,000 ounces
•	Cash and bullion as at September 30, 2015 was approximately $3.1 million

All Dollar amounts are in thousands of U.S. dollars unless stated otherwise

Toronto, Canada – October 6, 2015 – Jaguar Mining Inc. (“Jaguar” or the “Company”) (TSX-V: JAG) reported gold production of 25,235 ounces in Q3 2015 (Q3 2014 – 22,374 ounces) while 223,000 tonnes of ore was processed in Q3 2015 (Q3 2014 – 249,000 tonnes) at an average grade of 3.90 grams per tonne (Q3 2014 – 3.13 grams per tonne).

During Q3 2015, total tonnes milled decreased by 10% compared to Q3 2014, whereas the average grade milled increased by 25% compared to the same period in 2014. This was primarily due to availability of higher grade stopes, improved ground conditions and an overall focus on grade control. Mill recoveries for the quarter averaged 90% (Q3 2014 - 89%).

Production	Q3 2015			Q3 2014
	Turmalina	Caeté	Total	Turmalina	Caeté	Total
Tonnes milled	101,000	122,000	223,000	107,000	142,000	249,000
Recovery	91%	89%	90%	91%	88%	89%
Head grade (grams/tonne)	4.77	3.17	3.90	3.69	2.71	3.13
Gold ounces:
Produced	13,994	11,241	25,235	11,336	11,038	22,374
Sold	13,485	10,921	24,406	11,710	10,971	22,681
Exploration and definition drilling (meters)			9,094			6,239

Commenting on Q3 2015 production results, George Bee, President and CEO of Jaguar, stated: “We continue to make progress on the Company’s turn-around by improving grade and focusing on profitable production with improvements in mining and business practice. The devaluation of the Brazilian Real in conjunction with our operational improvements is expected to lead to the continued per-ounce cost reductions. As we look to conclude the recently announced financing, thereby increasing our net-working-capital, we also look to build on our recent exploration drilling success defining better grade opportunities ahead of production.”

Details of the Company’s financial performance, including capital and operating costs, will be included in its third quarter 2015 financial results. Outlined below is the Company’s cash and gold bullion position as at September 30, 2015.

Cash and gold bullion, as at	September 30, 2015	December 31, 2014
Cash	3,073	7,161
Gold bullion	-	1,801
Total cash and gold bullion	3,073	8,962

About Jaguar Mining Inc.

Jaguar is a gold producer with mining operations in a prolific greenstone belt in the state of Minas Gerais, Brazil. Additionally, Jaguar wholly owns the large-scale Gurupi Development Project in the state of Maranhão, Brazil. In total, the Company owns mineral claims covering an area of approximately 197,000-hectares. Additional information is available on the Company's website at www.jaguarmining.com.

FOR FURTHER INFORMATION PLEASE CONTACT:

Derrick Weyrauch
Chief Financial Officer
416-628-9601
dweyrauch@jaguarmining.com

FORWARD-LOOKING STATEMENTS

Certain statements in this press release constitute "Forward-Looking Statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, management's assessment of Jaguar’s future plans and operation. Forward-looking statements can be identified by the use of words such as "are expected", "is forecast", "is targeted", "approximately", “plans”, “anticipates” "projects", "anticipates", "continue", "estimate", "believe" or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might", or "will" be taken, occur or be achieved. In this news release, information contained in forward-looking statements is based on current expectations, estimates and projections that involve a number of known and unknown risks and uncertainties, including among others the risk of Jaguar not meeting the forecast plans regarding its operations and financial performance,  uncertainties with respect to the success of the financing,  and uncertainties inherent to capital markets in general,  which, if incorrect, may cause actual results to differ materially from those anticipated by Jaguar and described herein.

For additional information with respect to these and other factors and assumptions underlying the forward-looking statements made in this news release, see the Company’s most recent annual information form and management's discussion and analysis, as well as other public disclosure documents that can be accessed under the issuer profile of "Jaguar Mining Inc." on SEDAR at www.sedar.com. The forward-looking statements set forth herein reflect Jaguar's expectations as at the date of this news release and is subject to change after such date. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required by law. The forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

Neither the TSX Venture Exchange nor its Regulations Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.